NEWS RELEASE

August 3, 2017	TSX.V – HNC

Hard Creek announces financing and share consolidation

(Vancouver) – Mark Jarvis, CEO of Hard Creek Nickel Corp., today announced a share consolidation and a non-brokered Private Placement.

Share Consolidation

The Company intends to undertake a share consolidation on the basis of one new share for two old shares. Outstanding warrants and options will also be consolidated on a two-for-one basis and exercise prices will be adjusted to reflect the new capitalization of the Company. There are currently 43,074,696 common shares issued and outstanding in the capital of the Company. Immediately following the Reverse Split (before any financing), there will be 21,537,348 shares outstanding. The consolidation is being effected by way of Director’s Resolution in accordance with the Articles of Incorporation of the Company.

Private Placement

The non-brokered private placement will be for up to $500,000 at a post-consolidated price of $0.06 per unit or up to 8,333,334 units. Each unit will consist of one share and one warrant. The warrants will have a term of 2 years from the date of closing and an exercise price of $0.07 on a post-consolidated basis during the first year and $0.08 in the second year. No control blocks will be created as a result of the private placement.

Use of proceeds will be for general corporate purposes. The Company also plans to be looking for new opportunities in the battery materials space.

The financing and share consolidation are subject to regulatory approval.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203, 700 West Pender Street, Vancouver, BC, Canada V6C 1G8 T: 604-681-2300
E: info@hardcreek.com W: www.hardcreeknickel.com